HERNÁNDEZ BARBOSA CUEVAS & HUERGA
ABOGADOS

FERNANDO HERNÁNDEZ GÓMEZ
RICARDO BARBOSA ASCENCIO
AGUSTIN CUEVAS DE ALBA
GERARDO ALEJANDRO HUERGA FERNÁNDEZ

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MÉXICO 44637
TEL. (33) 3817-1731 FAX 3817-1732
fhernandez@hbclaw.com.mx
www.hbclaw.com.mx

CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS

[redacted]



November 1st, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Attn: <u>**Nina Mogiriazad**</u>

Re: Hilasal Mexicana, S.A. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

Dear Nina:

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the third quarter report for 2005 (year ending December 31, 2005), which were filed before the Bolsa Mexicana de Valores (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez, Esq.

Third Quarter Report for 2005

RECEIVED
2005 NOV -9 P 4:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Commentaries of the Trimester
Values US Legal Currency

The sales in the national market increased 10.2%
During the third quarter the company started the manufacture to attend the new production line program for homes with an important corporation in United States of America which shall take place during the fourth quarter.
The strategy implemented to reduce the inventories resulted in a decrease of 16.3% with regards to the 3Q04.

The financial debt reduced by 1.8% due to the amortization in long term debt. Within the last twelve months, the debt has been reduced by 10.2%. There is some surplus in cash that if applicable to the payment of the debt the cost would resulted in an additional reduction of 5.6%.
The debt structure is currently 23.2% (short term) and 76.8% (long term).

**Result Balance 3Q04 vs 3Q05 (July - September)**

The total sales decreased 5.8% in volume, 0.3% in US Dollars and 10.2% in Mexican pesos legal currency.

The export sales decrease 27.3% in volume, 30.9% in US Dollars and 37.5% in Mexican pesos legal currency. The incorporation to new programs in the fourth trimester shall turn around these effects.

The operational profit was $6.9 million pesos legal currency and represented the 7.9% of the sales comparing the 10.0% of 3Q04.

**Integral Cost of Financing**
The integral cost of financing was ($1.9) million pesos during 3Q04 comparing to the $3.2 million pesos during 3Q05. The change derives principally from the exchange parity and less inflation.

**Other Financial Operations**
This item mainly reflects expenses incurred by the unused portion of the installed capacity of the production plant, and by severance payments in connection with labor force reduction of 2004.

**Net Profit**
The net profit was located at $1.1 million pesos, meaning $1.3% of the sales, comparing it with the 4.7 million of 3Q04.

**Last 12 months results 2004 vs 2005 (October – September)**
The total amount of sales decreased 22.4% in volume, 18.4% in US Dollars and 23.9% in pesos.

The national sales decreased 6.5% in volume, 1.2% in US Dollars and 8.1% in pesos.
The export sales decreased 38.7 in volume, 40.2% in US Dollars and 43.9% in pesos.

**Taxes, PTU and D-4.**

**30 of June 2004 vs 30 of June 2005 Balance.**

From September 2004 to September 2005 the Mexican peso increased its value by 5.4% in reference to the US Dollar and the inflation it was 3.5%. These effects generate variation as it is compared the number in terms of pesos and dollars.

The accountant capital moved from $301.4 to $281.7 million. A net profit for the year 2005 was registered in the amount of $12.6 million pesos.

**General Issues.**
As part of the strategy to increase the volume of sales in the export market and in order to incorporate programs for better operative contribution, during the fourth quarter of 2005 it will be executed a new program for a home towel with the principal commercial distributors in United States of America.

The Disney license agreement was extended for another two years for the use of their image and cartoons printed in the towels. The agreement contains the properties for the designs of the movie Chicken Little and Narnia.

New Licenses were obtained, including the brands Ferrari and Barcelona F.C.

Hilasal

MEXICANA, S.A DE C.V.

# Third Quarter Report 2005

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** Quarter: 3 Year: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**

AT SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **596,815** | 100 | **653,085** | 100 |
| 2 | **CURRENT ASSETS** | **224,257** | **38** | **246,080** | **38** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 11,597 | 2 | 390 | 0 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 96,979 | 16 | 87,376 | 13 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 6,330 | 1 | 15,465 | 2 |
| 6 | INVENTORIES | 109,351 | 18 | 142,849 | 22 |
| 7 | OTHER CURRENT ASSETS | 0 | 0 | 0 | 0 |
| 8 | **LONG-TERM** | **0** | **0** | **0** | **0** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED | 0 | 0 | 0 | 0 |
| 11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **365,489** | **61** | **401,613** | **61** |
| 13 | PROPERTY | 167,070 | 28 | 167,073 | 26 |
| 14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 544,582 | 91 | 589,621 | 90 |
| 15 | OTHER EQUIPMENT | 95,774 | 16 | 95,749 | 15 |
| 16 | ACCUMULATED DEPRECIATION | 444,384 | 74 | 461,899 | 71 |
| 17 | CONSTRUCTION IN PROGRESS | 2,447 | 0 | 11,069 | 2 |
| 18 | **DEFERRED ASSETS (NET)** | **7,069** | **1** | **5,392** | **1** |
| 19 | **OTHER ASSETS** | **0** | **0** | **0** | **0** |
| 20 | **TOTAL LIABILITIES** | **315,065** | 100 | **351,619** | 100 |
| 21 | **CURRENT LIABILITIES** | **95,719** | **30** | **128,142** | **36** |
| 22 | SUPPLIERS | 29,638 | 9 | 26,977 | 8 |
| 23 | BANK LOANS | 45,714 | 15 | 80,282 | 23 |
| 24 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 25 | TAXES TO BE PAID | 11,660 | 4 | 10,338 | 3 |
| 26 | OTHER CURRENT LIABILITIES | 8,707 | 3 | 10,545 | 3 |
| 27 | **LONG-TERM LIABILITIES** | **151,201** | **48** | **159,523** | **45** |
| 28 | BANK LOANS | 151,201 | 48 | 159,523 | 45 |
| 29 | STOCK MARKET LOANS | 0 | 0 | 0 | 0 |
| 30 | OTHER LOANS | 0 | 0 | 0 | 0 |
| 31 | **DEFERRED LOANS** | **68,145** | **22** | **63,954** | **18** |
| 32 | **OTHER LIABILITIES** | **0** | **0** | **0** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **281,750** | 100 | **301,466** | 100 |
| 36 | **CONTRIBUTED CAPITAL** | **227,409** | **81** | **227,430** | **75** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 48,416 | 17 | 48,416 | 16 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 132,406 | 47 | 132,423 | 44 |
| 39 | PREMIUM ON SALES OF SHARES | 46,587 | 17 | 46,591 | 15 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **54,341** | **19** | **74,036** | **25** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 244,643 | 87 | 237,020 | 79 |
| 43 | REPURCHASE FUND OF SHARES | 8,109 | 3 | 8,120 | 3 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (211,080) | (75) | (172,677) | (57) |
| 45 | NET INCOME FOR THE YEAR | 12,669 | 4 | 1,573 | 1 |

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 3 | **CASH AND SHORT-TERM INVESTMENTS** | **11,597** | 100 | **390** | 100 |
| 46 | CASH | (54) | 0 | 277 | 71 |
| 47 | SHORT-TERM INVESTMENTS | 11,651 | 100 | 113 | 29 |
| 18 | **DEFERRED ASSETS (NET)** | **7,069** | 100 | **5,392** | 100 |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 7,069 | 100 | 5,392 | 100 |
| 49 | GOODWILL | 0 | 0 | 0 | 0 |
| 50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| 51 | OTHERS | 0 | 0 | 0 | 0 |
| 21 | **CURRENT LIABILITIES** | **95,719** | 100 | **128,142** | 100 |
| 52 | FOREING CURRENCY LIABILITIES | 59,786 | 62 | 89,151 | 70 |
| 53 | MEXICAN PESOS LIABILITIES | 35,933 | 38 | 38,991 | 30 |
| 24 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 54 | COMMERCIAL PAPER | | 0 | 0 | 0 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | | 0 | 0 | 0 |
| 26 | **OTHER CURRENT LIABILITIES** | **8,707** | 100 | **10,545** | 100 |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 0 | 0 | 0 | 0 |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 8,707 | 100 | 10,545 | 100 |
| 27 | **LONG-TERM LIABILITIES** | **151,201** | 100 | **159,523** | 100 |
| 59 | FOREING CURRENCY LIABILITIES | 148,337 | 98 | 152,605 | 96 |
| 60 | MEXICAN PESOS LIABILITIES | 2,864 | 2 | 6,918 | 4 |
| 29 | **STOCK MARKET LOANS** | **0** | 100 | **0** | 100 |
| 61 | BONDS | | 0 | | 0 |
| 62 | MEDIUM TERM NOTES | | 0 | | 0 |
| 30 | **OTHER LOANS** | **0** | 100 | **0** | 100 |
| 63 | OTHER LOANS WITH COST | | 0 | | 0 |
| 64 | OTHER LOANS WITHOUT COST | | 0 | | 0 |
| 31 | **DEFERRED LOANS** | **68,145** | 100 | **63,954** | 100 |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| 66 | DEFERRED TAXES | 68,145 | 100 | 63,954 | 100 |
| 67 | OTHERS | 0 | 0 | 0 | 0 |
| 32 | **OTHER LIABILITIES** | **0** | 100 | **0** | 100 |
| 68 | RESERVES | | 0 | | 0 |
| 69 | OTHERS LIABILITIES | | 0 | | 0 |
| 44 | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY** | **(211,080)** | 100 | **(172,677)** | 100 |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | (123,354) | (58) | (119,698) | (69) |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (87,726) | (42) | (52,979) | (31) |

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: **2005**
**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 128,538 | 117,938 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 744 | 475 |
| 74 | EXECUTIVES (*) | 10 | 10 |
| 75 | EMPLOYERS (*) | 235 | 230 |
| 76 | WORKERS (*) | 505 | 425 |
| 77 | CIRCULATION SHARES (*) | 130,236,046 | 130,245,746 |
| 78 | REPURCHASED SHARES (*) | 9,203,954 | 9,154,254 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED EARNING STATEMENT**

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **263,986** | **100** | **349,242** | **100** |
| 2 | COST OF SALES | 195,462 | 74 | 272,537 | 78 |
| **3** | **GROSS INCOME** | **68,524** | **26** | **76,705** | **22** |
| 4 | OPERATING EXPENSES | 45,993 | 17 | 54,923 | 16 |
| **5** | **OPERATING INCOME** | **22,531** | **9** | **21,782** | **6** |
| 6 | TOTAL FINANCING COST | 70 | 0 | 8,298 | 2 |
| **7** | **INCOME AFTER FINANCING COST** | **22,461** | **9** | **13,484** | **4** |
| 8 | OTHER FINANCIAL OPERATIONS | 4,970 | 2 | 13,013 | 4 |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **17,491** | **7** | **471** | **0** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 4,822 | 2 | (1,102) | 0 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING** | **12,669** | **5** | **1,573** | **0** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 0 | 0 | 0 | 0 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION** | **12,669** | **5** | **1,573** | **0** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **12,669** | **5** | **1,573** | **0** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 0 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **12,669** | **5** | **1,573** | **0** |

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**
**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| 1 | **NET SALES** | **263,986** | **100** | **349,242** | **100** |
| 21 | DOMESTIC | 189,812 | 72 | 185,613 | 53 |
| 22 | FOREIGN | 74,174 | 28 | 163,629 | 47 |
| 23 | TRANSLATED INTO DOLLARS (***) | 6,741 | 3 | 13,739 | 4 |
| 6 | **TOTAL FINANCING COST** | **70** | 100 | **8,298** | 100 |
| 24 | INTEREST PAID | 9,074 | 12,963 | 7,990 | 96 |
| 25 | EXCHANGE LOSSES | 11,851 | 16,930 | 18,273 | 220 |
| 26 | INTEREST EARNED | 316 | 451 | 207 | 2 |
| 27 | EXCHANGE PROFITS | 18,206 | 26,009 | 11,888 | 143 |
| 28 | GAIN DUE TO MONETARY POSITION | (2,333) | (3,333) | (5,870) | (71) |
| 8 | **OTHER FINANCIAL OPERATIONS** | **4,970** | 100 | **13,013** | 100 |
| 29 | OTHER NET EXPENSES (INCOME) NET | 4,970 | 100 | 13,013 | 100 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | 0 | 0 | 0 | 0 |
| 10 | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **4,822** | 100 | **(1,102)** | 100 |
| 32 | INCOME TAX | 3,963 | 82 | 0 | 0 |
| 33 | DEFERED INCOME TAX | 52 | 1 | (1,102) | (100) |
| 34 | WORKERS' PROFIT SHARING | 344 | 7 | 0 | 0 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 463 | 10 | 0 | 0 |

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED EARNING STATEMENT**
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 288,608 | 377,287 |
| 37 | NET INCOME OF THE YEAR | 0 | 0 |
| 38 | NET SALES (**) | 344,125 | 452,016 |
| 39 | OPERATION INCOME (**) | 24,377 | 22,967 |
| 41 | NET CONSOLIDATED INCOME (**) | 18,741 | (2,407) |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: **2005**
**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | **CONSOLIDATED NET INCOME** | **12,669** | **1,573** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 17,213 | 35,022 |
| 3 | **CASH FLOW FROM NET INCOME OF THE YEAR** | **29,882** | **36,595** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | 23,801 | 43,675 |
| 5 | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **53,683** | **80,270** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (28,450) | (22,281) |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (16,207) | (31,923) |
| 8 | **CASH FLOW GENERATED (USED) BY FINANCING** | **(44,657)** | **(54,204)** |
| 9 | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(4,759)** | **(28,982)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 4,267 | (2,916) |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 7,330 | 3,306 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 11,597 | 390 |

STOCK EXCHANGE CODE: **HILASAL** QUARTER: YEAR: **2005**
**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 2 | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **17,213** | **35,022** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 19,371 | 41,797 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 175 | (904) |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (2,333) | (5,871) |
| 4 | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **23,801** | **43,675** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (22,076) | 54,330 |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 25,821 | 8,052 |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | 3,657 | 817 |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | 13,835 | (13,811) |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 2,564 | (5,713) |
| 6 | **CASH FLOW FROM EXTERNAL FINANCING** | **(28,450)** | **(22,281)** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (1,885) | (3,813) |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | (26,565) | (18,468) |
| 25 | + DIVIDEND RECEIVED | 0 | 0 |
| 26 | + OTHER FINANCING | 0 | 0 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| 7 | **CASH FLOW FROM INTERNAL FINANCING** | **(16,207)** | **(31,923)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | (16,197) | (31,967) |
| 31 | (-) DIVIDENS PAID | 0 | 0 |
| 32 | + PREMIUM ON SALE OF SHARES | (10) | 44 |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| 9 | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(4,759)** | **(28,982)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | 0 | 0 |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (6,249) | (26,575) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 1,490 | (2,407) |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| 39 | + (-) OTHER ITEMS | 0 | 0 |

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

## RATIOS
## NON CONSOLIDATED

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | QUARTER OF PREVIOUS FINANCIAL YEAR |
|---|---|---|---|
| | **YIELD** | | |
| 1 | NET INCOME TO NET SALES | 4.80 % | 0.45 % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 6.65 % | (0.80) % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 3.14 % | (0.37) % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 % | 0.00 % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 18.42 % | 373.17 % |
| | **ACTIVITY** | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.58 times | 0.69 times |
| 7 | NET SALES TO FIXED ASSETS (**) | 0.84 times | 1.13 times |
| 8 | INVENTORIES ROTATION (**) | 2.52 times | 0.46 times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 86 days | 59 days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 6.13 % | 4.41 % |
| | **LEVERAGE** | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 52.79 % | 53.84 % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.12 times | 1.17 times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 66.06 % | 68.76 % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 41.37 % | 39.72 % |
| 15 | OPERATING INCOME TO INTEREST PAID | 2.48 times | 2.73 times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.08 times | 1.29 times |
| | **LIQUIDITY** | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 2.34 times | 1.92 times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.20 times | 0.81 times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.71 times | 0.70 times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 12.12 % | 0.30 % |
| | **CASH FLOW** | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 11.32 % | 10.48 % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | 9.02 % | 12.51 % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 5.92 times | 10.05 times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 63.71 % | 41.11 % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 36.29 % | 58.89 % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 131.31 % | 91.69 % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**DATA PER SHARE**
**NON CONSOLIDATED FINANCIAL STATEMENT**

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 0.13 | $ (0.02) |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | $ 0.00 |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | $ 0.00 |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**) | $ 0.00 | $ 0.00 |
| 5 | EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 6 | EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | $ 0.00 |
| 8 | CARRYING VALUE PER SHARE | $ 2.16 | $ 2.31 |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | $ 0.00 |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 shares | 0.00 shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 0.47 times | 0.42 times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 6.99 times | (61.60) times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 times | 0.00 times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

Reporte al Tercer Trimestre del 2005

Comentarios del Trimestre
Valores en término de dólares

Las ventas en el mercado nacional se incrementan 10.2%.
Durante el trimestre se inició la fabricación para atender un nuevo programa de línea para el hogar con una importante cadena de Estados Unidos el cual será lanzado en el cuarto trimestre.
La estrategia de reducción de inventarios dio como resultado una disminución del 16.3% con respecto al 3T04.
La deuda financiera disminuyó 1.8% por amortizaciones de largo plazo. En los últimos doce meses la deuda se ha reducido 10.2%. Se cuenta con excedentes de efectivo que de haberse aplicado a pago de deuda con costo hubiese resultado en una reducción adicional de 5.6%.
El perfil de deuda con costo es de 23.2% corto y 76.8% largo plazo.

Estado de Resultados 3T04 vs 3T05 (julio - septiembre)

Las ventas totales disminuyeron 5.8% en volumen, 0.3% en dólares y 10.2% en pesos.

El mercado doméstico presentó un crecimiento del 11.9% en volumen, 22.4% en dólares y 10.2% en pesos.

Las ventas en exportación disminuyeron 27.3% en volumen, 30.9% en dólares y 37.5% en pesos. La incorporación de nuevos programas en el cuarto trimestre revertirá estos efectos.

El margen bruto pasó del 27.5% al 25.4%.

Los gastos de operación pasaron del 17.5% al 17.6% con respecto a ventas por menor nivel de facturación. En términos absolutos disminuyeron 9.8%, con reducciones en términos reales del 15.2% en gastos de venta y del 3.8% en gastos de administración.

La utilidad operativa fue $6.9 millones de pesos y representó el 7.9% de la venta en comparación del 10.0% al 3T04.

La UAFIDA se ubicó en 15.1% sobre ventas en comparación de 24.6% al 3T04.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de ($1.9) millones de pesos durante el 3T04 en comparación a $3.2 millones de pesos en el 3T05. El cambio se encuentra principalmente en el renglón de paridad cambiaria y menor inflación.

Los intereses pagados aumentaron 17.7% en dólares o 6.4% en pesos por incremento de 1.65 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas pasaron del 3.0% en el 3T04 al 3.6% en este trimestre. La tasa anual promedio de préstamos fue de 5.61% en dólares.

La paridad cambiaria al 3T04 resultó en ($1.5) millones de pesos en

comparación de $1.2 millones de pesos al 3T05.

El Repomo al 3T04 fue de ($3.3) millones de pesos comparado con ($1.1) millones pesos al 3T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

La utilidad neta se ubicó en $1.1 millones de pesos y significó el 1.3% de la venta, en comparación del 4.7% al 3T04.

Resultados Últimos Doce Meses 2004 vs 2005 (octubre - septiembre)

Las ventas totales disminuyeron 22.4% en volumen, 18.4% en dólares y 23.9% en pesos.

Las ventas nacionales disminuyeron 6.5% en volumen, 1.2% en dólares y 8.1% en pesos.

Las exportaciones disminuyeron 38.7% en volumen, 40.2% en término de dólares y 43.9% en pesos.

El margen bruto aumentó al pasar del 21.4% al 25.5%, apoyado por el programa de reestructura definido en el segundo trimestre del 2004, el que permitió mejora en costos, en las condiciones de venta y eliminar programas de alto volumen y bajo margen.

Los gastos de operación pasaron del 16.3% al 18.5% sobre ventas. Los gastos de venta disminuyeron en términos reales 12.8% y los gastos de administración también disminuyeron 14.8% en términos reales.

El margen de operación aumentó al pasar de 5.1% al 7.1%.

La UAFIDA representó el 16.8% con respecto a ventas, en comparación del 17.4% del 2004.

Costo Integral de Financiamiento

El costo integral de financiamiento a septiembre del 2004 representó $12.8 millones pesos en comparación de ($4.0) millones de pesos favorables a

septiembre del 2005.

Los intereses pagados se incrementan 18.0% al pasar de $10.2 a $12.0 millones de pesos. En término de dólares aumentaron de $855 mil a $1.0 millones. Los intereses netos en su relación a ventas pasan de 2.1% en el 2004 a 3.4% en el 2005.

La cobertura UAFIDA a intereses pagados fue de 4.7 veces.

La paridad cambiaria pasó de $11.4 millones a ($10.4) millones de pesos favorables.

El Repomo a septiembre del 2004 fue de ($8.4) millones de pesos, comparado con ($5.3) millones de pesos a septiembre del 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU. En el periodo octubre 2004-septiembre 2005 se reconoce en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante.

Utilidad Neta

Se registra utilidad neta por $18.7 millones de pesos que representa el 5.4% de la venta en comparación de la pérdida de $2.4 millones de pesos del 2004.

Balance al 30 de septiembre 2004 vs 30 de septiembre 2005.

De septiembre del 2004 a septiembre del 2005 el peso se apreció 5.4% con respecto al dólar y la inflación fue del 3.5%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 8.6% en pesos y se mantienen en el mismo nivel en dólares. El disponible en caja se incrementó en US$ 1.0 millón para ubicarse en US$ 1.1 millones. La cartera se incrementa 11.0% en pesos y 21.4% en dólares. Los inventarios disminuyeron 23.4% en pesos y 16.3% en dólares. El activo fijo disminuyó 9.0% en pesos y 0.4% en dólares.

El pasivo total disminuyó 10.4% en pesos y 2.0% en dólares. La deuda con costo se reduce 10.2% para ubicarse en US$18.2 millones, su nivel más bajo en los últimos siete años. La composición es 23.2% a corto plazo y 76.8% a largo

**DIRECTOR REPORT (1)**

**ANNEX 1**

**NON CONSOLIDATED**
**Final Printing**

plazo.

El capital contable pasó de $301.4 a $281.7 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $38.4 millones de pesos. Se registra una utilidad neta por el ejercicio 2005 de $12.6 millones de pesos.

Asuntos Generales

Como parte de la estrategia de incrementar el volumen de ventas en el mercado de exportación y en apego al plan de incorporar programas de mayor contribución operativa, durante el cuarto trimestre del 2005 se iniciará un programa de toalla para el hogar con una de las principales cadenas comerciales de Estados Unidos.

Para aumentar la flexibilidad y servicio a nuestros clientes, se contrató la compra de nuevos equipos de teñidos, así como la modificación y actualización de algunos equipos vigentes. Esta inversión nos va a permitir además optimizar nuestros inventarios. Los equipos se recibirán y pondrán en marcha el primer trimestre del 2006.

Se renovó por 2 años adicionales el contrato de Disney para el uso de sus personajes en el estampado de la toalla. En el contrato se incluyen las propiedades para los diseños de las películas Chicken Little y Narnia.

Se contrató la licencia de Ferrari para toalla lisa, estampada y productos confeccionados.

Se introdujo la licencia del Barcelona F.C.

En el mes de Julio se otorgó un incremento del 4.5% promedio a la plantilla laboral.

El índice de bursatilidad de la empresa pasó de la posición 101 en junio del 2005 a la posición 110 a septiembre del 2005.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras

Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales

Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

Los activos se registran a su costo de adquisición de conformidad a lo señalado por el Boletín B-10 5to documento de adecuaciones, el cual señala que para la actualización del mismo, se apliquen factores derivados del INPC y el tipo de cambio correspondiente al cierre del ejercicio para los activos de procedencia extranjera.

En aplicación del Boletín C-15 de principios de contabilidad emitido por el Instituto Mexicano de Contadores Públicos, "Deterioro en el valor de los activos de larga duración y su disposición", llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Septiembre de 2005 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

| | | |
|---|---|---|
| Acciones serie A | $ 48,416 | |
| Actualización | $ 132,406 | |
| Prima en colocación acciones | | $ 46, 587 |
| Resultados acumulados | $ 244,643 | |
| Reserva para recompra de acciones | | $ 8,109 |
| Exceso o insuficiencia | | $ (-211,080) |
| Resultado del ejercicio | | $ 12,669 |
| TOTAL CAPITAL CONTABLE | $ 281,750 | |

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Septiembre de 2005 el monto autorizado es de $ 27,210 de los cuales se han utilizado a esa fecha $ 19,101

El saldo al 30 de Septiembre de 2005 asciende a $ 8,109

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

| | | | |
|---|---|---|---|
| Intereses a cargo | $ 9,074 | | |
| Intereses a favor | $ ( 316 ) | | |
| Intereses netos | | $ 8,758 | |
| Efecto por paridad cambiaría | | | $ (6,355) |
| Resultado por posición monetaria | | | $ (2,333) |
| TOTAL COSTO | $ 70 | | |

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

**FINANCIAL STATEMENT NOTES (1)**



**ANNEX 2**

**NON CONSOLIDATED**
**Final Printing**

| Mes | Resultado neto neto mes Inicio | Índice | Resultado Cierre | Acumulado |
|---|---|---|---|---|
| Dic. 94 | 1,923 | 28.605 | 102.904 | |
| Dic. 95 | 4,126 | 43.471 | | |
| Dic. 96 | 32,728 | 55.514 | | |
| Dic. 97 | 44,008 | 64.2420 | | |
| Dic. 98 | 56,867 | 76.195 | | |
| Dic. 99 | 66,053 | 85.581 | | |
| Dic.00 | 49,670 | 93.248 | | |
| Dic.01 | 29,335 | 97.354 | | |
| Dic.02 | 13,993 | 102.9040 | | |
| Dic.03 | 664 | 106.9960 | | |
| Dic 04 | 7,515 | | 112.5500 | |
| Ene 05 | 69 | 112.554 | | |
| Feb 05 | 2,817 | 112.929 | | |
| Mzo 05 | 603 | 113.438 | | |
| Abr 05 | 2,237 | 113.842 | | |
| May 05 | 2,829 | 113.556 | | |
| Jun 05 | 3,033 | 113.447 | | |
| Jul 05 | 4,921 | | 113.8910 | |
| Agto 05 | -6,647 | 114.0270 | | |
| Sept 05 | 2,807 | | 114.4840 | |

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 3er trimestre del ejercicio 2005,se realizaron en un 72 % al mercado nacional y en un 28 % al mercado de exportación. Las ventas de exportación fueron realizadas a los Estados Unidos de Norteamérica, Colombia, Puerto Rico y El Salvador.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio anterior de aplicar un porcentaje sobre el saldo de la cartera.

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: 2005
**HILASAL MEXICANA S.A. DE C.V.**

**RELATIONS OF SHARES INVESTMENTS**

**ANNEX 3**

**NON CONSOLIDATED**
**Final Printing**

| COMPANY NAME (1) | MAIN ACTIVITIES | NUMBER OF SHARES | OWNERS (2) | TOTAL AMOUNT (Thousands of Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITI COST | PRESENT VALUE (3) |
| **ASSOCIATEDS** | | | | | |
| 1 | | 1 | 0.00 | 0 | 0 |
| **TOTAL INVESTMENT IN ASSOCIATEDS** | | | | **0** | **0** |
| **OTHER PERMANENT INVESTMENTS** | | | | | **0** |
| **TOTAL** | | | | | **0** |

**NOTES**

STOCK EXCHANGE CODE: **HILASAL**
**HILASAL MEXICANA S.A. DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**

(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2005**

*Final Printing*
NON CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| BBVA | 04/10/2005 | 5.35 | 0 | 0 | 0 | 11,895 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SCOTIA BANK | 07/10/2005 | 5.99 | 0 | 0 | 0 | 8,651 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| WITH WARRANTY | | | | | | | | | | | | | | | | |
| GE CAPITAL | 01/01/2012 | 6.05 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 6,582 | 9,176 | 9,631 | 10,116 | 50,286 |
| GE CAPITAL | 01/01/2012 | 6.05 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,043 | 1,452 | 1,526 | 1,602 | 7,965 |
| GE CAPITAL | 01/01/2012 | 6.05 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 209 | 291 | 306 | 322 | 1,599 |
| BBVA | 17/05/2007 | 11.49 | 3,818 | 2,864 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTHER FINANCIAL ENTITIES | | | | | | | | | | | | | | | | |
| BANCOMER | 12/06/2006 | 4.55 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13,516 | 0 | 0 | 0 | 0 |
| BANCOMEXT | 17/03/2007 | 5.23 | 0 | 0 | 0 | 0 | 10,813 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMEXT | 17/03/2007 | 5.22 | 0 | 0 | 0 | 0 | 10,813 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMEXT | 17/03/2007 | 5.22 | 0 | 0 | 0 | 0 | 10,813 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMEXT | 17/03/2007 | 5.24 | 0 | 0 | 0 | 0 | 10,813 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BANCOMEXT | 17/03/2007 | 5.23 | 0 | 0 | 0 | 0 | 10,813 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL BANKS** | | | **3,818** | **2,864** | **0** | **20,546** | **54,065** | **0** | **0** | **0** | **0** | **21,350** | **10,919** | **11,463** | **12,040** | **59,850** |
| PROVEEDORES | | | | | | | | | | | | | | | | |
| VARIOS | | | 12,860 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 16,778 | 0 | 0 | 0 | 0 |
| **TOTAL SUPPLIERS** | | | **12,860** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **16,778** | **0** | **0** | **0** | **0** |
| VARIOS | | | 7,595 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,112 | 0 | 0 | 0 | 0 |
| **OTHER CURRENT LIABILITIES AND OTHER CREDITS** | | | **7,595** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **1,112** | **0** | **0** | **0** | **0** |

STOCK EXCHANGE CODE: **HILASAL**
**HILASAL MEXICANA S.A. DE C.V.**

**MEXICAN STOCK EXCHANGE**
**ANNEX 05**
**CREDITS BREAK DOWN**
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2005**

Final Printing
NON CONSOLIDATED

| Credit Type / Institution | Amortization Date | Rate of Interest | Denominated In Pesos | | Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval | | | | | | Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Until 1 Year | More Than 1 Year | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years | Current Year | Until 1 Year | Until 2 Years | Until 3 Years | Until 4 Years | Until 5 Years |
| OTHER CURRENT LIABILITIES AND OTHER CREDITS | | | | | | | | | | | | | | | | |
| | | | 24,273 | 2,864 | 0 | 20,546 | 54,065 | 0 | 0 | 0 | 0 | 39,240 | 10,919 | 11,463 | 12,040 | 59,850 |

NOTES

# MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE**
**(Thousands of Pesos)**

**ANNEX 6** **NON CONSOLIDATED**
**Final Printing**

| TRADE BALANCE | DOLARS (1) | | OTHER CURRENCIES | | TOTAL |
|---|---|---|---|---|---|
| | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF DOLARS | THOUSANDS OF PESOS | THOUSANDS OF PESOS |
| **1. INCOME** | | | | | |
| EXPORTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | | | | | |
| | | | | | |
| **2. EXPENDITURE** | | | | | |
| IMPORT (RAW MATERIALS) | 0 | 0 | 0 | 0 | 0 |
| INVESTMENTS | 0 | 0 | 0 | 0 | 0 |
| OTHER | 0 | 0 | 0 | 0 | 0 |
| **TOTAL** | | | | | |
| **NET BALANCE** | | | | | |
| **FOREING MONETARY POSITION** | | | | | |
| **TOTAL ASSETS** | **2,639** | **28,537** | **5** | **50** | **28,587** |
| **LIABILITIES POSITION** | **19,242** | **208,067** | **5** | **55** | **208,122** |
| SHORT TERM LIABILITIES POSITION | 5,524 | 59,730 | 5 | 55 | 59,785 |
| LONG TERM LIABILITIES POSITION | 13,718 | 148,337 | 0 | 0 | 148,337 |
| **NET BALANCE** | **(16,603)** | **(179,530)** | | **(5)** | **(179,535)** |

**NOTES**

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**
**HILASAL MEXICANA S.A. DE C.V.**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

**ANNEX 7**

**NON CONSOLIDATED
Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITIES MONETARY POSITION | MONTHLY INFLATION | MONTHLY (PROFIT) AND LOSS |
|---|---|---|---|---|---|
| JANUARY | 97,612 | 255,156 | (157,544) | 0.00 | 0 |
| FEBRUARY | 98,262 | 249,196 | (150,934) | 0.33 | 505 |
| MARCH | 106,078 | 249,148 | (143,070) | 0.45 | 651 |
| APRIL | 121,539 | 257,117 | (135,578) | 0.36 | 486 |
| MAY | 126,681 | 262,775 | (136,094) | 0.25 | (345) |
| JUNE | 124,527 | 260,886 | (136,359) | 0.10 | (132) |
| JULY | 124,156 | 247,543 | (123,387) | 0.39 | 485 |
| AUGUST | 130,431 | 251,541 | (121,110) | 0.12 | 145 |
| SEPTEMBER | 115,854 | 250,033 | (134,179) | 0.40 | 538 |
| ACTUALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| CAPITALIZATION: | 0 | 0 | 0 | 0.00 | 0 |
| FOREIGN CORP.: | 0 | 0 | 0 | 0.00 | 0 |
| OTHER | 0 | 0 | 0 | 0.00 | 0 |
| TOTAL | | | | | **2,333** |

NOTES

STOCK EXCHANGE CODE: **HILASAL**
**HILASAL MEXICANA S.A. DE C.V.**

QUARTER: **3** YEAR: **2005**

## PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

**ANNEX 9**

**NON CONSOLIDATED**
**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY (1) | UTILIZATION (%) |
|---|---|---|---|
| PLANTA EL SALTO | PLANTA INDUSTRIAL | 650 | 69 |
| OFICINA MEXICO | OFICINAS ADMINISTRATIVAS | 0 | 0 |

**NOTES**

# MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **3** YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**MAIN RAW MATERIALS**

**ANNEX 10**

**NON CONSOLIDATED**
**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | MAIN SUPPLIERS | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|---|
| QUIMICOS | CIBA, DYSTAR | | | NO | 12.91 |
| MATERIALES INDIRECTOS | DIVERSOS | | | SI | 5.00 |
| | | ALGODON | ECOM, CARGILL | NO | 46.46 |

**NOTES**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**DOMESTIC SELLS**

**NON CONSOLIDATED**
**Final Printing**

| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| LLAS | 3,237 | 189,967<br>0<br>0<br>0<br>0<br>0 | 2,221<br>0<br>0<br>0<br>0<br>0 | 189,812 | 55.00 | LICENCIAS PROPIAS, PRESTIGE, SAHARA, ELITE, ELEGANCE, HERITAGE, LEGEND, ROYAL CROWN, BIG ONE | WAL MART, COMERCIAL MEXICAN GIGANTE, CASA LEY, CHEDRAUI, CONTROL, SAM´S CLUB, COPPEL |
| OTAL | | 189,967 | | 189,812 | | | |

OCK EXCHANGE CODE: **HILASAL**
**LASAL MEXICANA S.A. DE C.V.**

QUARTER: **3** YEAR: **2005**

**SELLS DISTRIBUTION BY PRODUCT**

**ANNEX 11**

**FOREIGN SELLS**



| MAIN PRODUCTS | TOTAL PRODUCTION | | NET SELLS | | DESTINATION | MAIN | |
|---|---|---|---|---|---|---|---|
| | VOLUME | AMOUNT | VOLUME | AMOUNT | | TRADEMARKS | COSTUMERS |
| LLAS | | 0<br>0<br>0<br>0 | 1,048<br>0<br>0<br>0 | 74,174 | ESTADOS UNIDOS | HILASAL Y LAS DE NUESTROS CLIENTES | JC PENNEY, KOHL´S BARTH & DREYFUSS, MARMAXX, MUSCOGE SATURDAY KNIGHT |
| OTAL | | | | 74,174 | | | |

**NOTES**

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED**
**Final Printing**

**INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK**

**CHARACTERISTICS OF THE SHARES**

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION MEXICAN | SUSCRIPTION | FIXED | VARIABLE | |
| A | 0.34700 | 0 | 20,160,000 | 110,076,046 | 130,236,046 | 38,640,000 | 7,000 | 41,416 |
| TOTAL | | | **20,160,000** | **110,076,046** | **130,236,046** | **38,640,000** | **7,000** | **41,416** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :**
130,236,046

**SHARES PROPORTION BY :**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

**REPURCHASED OWN SHARES**

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| A | 9,203,954 | 1.24020 | 0.94000 |

STOCK EXCHANGE CODE: **HILASAL** QUARTER: 3 YEAR: **2005**

**HILASAL MEXICANA S.A. DE C.V.**

**NON CONSOLIDATED**
**Final Printing**

**DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.**

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **01 OF JANUARY** **TO** **30** **SEPTEMBER** **2005** AND **2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

| | |
|---|---|
| **LIC. JORGE GARCIA FERNANDEZ** | **C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ** |
| **DIRECTOR EJECUTIVO DE FINANZAS** | **GERENTE DE FINANZAS** |

**EL SALTO, JAL, AT OCTOBER 26 OF 2005**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

**CLAVE DE COTIZACION:** HILASAL | FECHA: 26/10/200 16:21

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| **RAZON SOCIAL:** | HILASAL MEXICANA S.A. DE C.V. |
| **DO MICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO . |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO ,JAL |
| **TELEFONO:** | (0133)36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **AUTOMATICO:** | X |
| **E-MAIL:** | hilasal@hilasal.com |
| **DIRECCION DE INTERNET:** | www.hilasal.com |

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| **RFC EMPRESA:** | HME800422NP7 |
| **DOMICILIO FISCAL:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO ,JAL |

## RESPONSABLE DE PAGO

| | |
|---|---|
| **NOMBRE:** | ING. ARMANDO GARCIA FERNANDEZ |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO ,JAL |
| **TELEFONO:** | (0133) 36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **E-MAIL:** | armando@hilasal.com |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| **PUESTO BMV:** | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| **PUESTO:** | PRESIDENTE DEL CONSEJO |
| **NOMBRE:** | LIC PABLO GARCIA BARBACHANO |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO . |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO JAL |
| **TELEFONO:** | (0133)36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **E-MAIL:** | hilasal@hilasal.com |

| | |
|---|---|
| **PUESTO BMV:** | DIRECTOR DE FINANZAS |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | LIC JORGE GARCIA FERNANDEZ |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |

**CLAVE DE COTIZACION:** HILASAL | FECHA: 26/10/200 16:21

**CIUDAD Y ESTADO:** EL SALTO JAL
**TELEFONO:** (0133)36-68-19-00
**FAX:** (0133)36-68-19-16
**E-MAIL:** jorge@hilasal.com

---

**PUESTO BMV:** RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
**PUESTO:** GERENTE DE FINANZAS
**NOMBRE:** C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ
**DOMICILIO:** KM 9.2 CARRETERA EL SALTO VIA EL VERDE
**COLONIA:** CORREDOR INDUSTRIAL EL SALTO .
**C. POSTAL:** 45680
**CIUDAD Y ESTADO:** EL SALTO JAL
**TELEFONO:** (0133)36-68-19-00
**FAX:** (0133)36-68-19-16
**E-MAIL:** arodriguez@hilasal.com

---

**PUESTO BMV:** SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
**PUESTO:** GERENTE DE PROYECTOS
**NOMBRE:** ING. ARMANDO GARCIA FERNANDEZ
**DOMICILIO:** KM 9.2 CARRETERA EL SALTO VIA EL VERDE
**COLONIA:** CORREDOR INDUSTRIAL EL SALTO
**C. POSTAL:** 45680
**CIUDAD Y ESTADO:** EL SALTO JAL
**TELEFONO:** (0133)36-68-19-00
**FAX:** (0133)36-68-19-16
**E-MAIL:** armando@hilasal.com

---

**PUESTO BMV:** RESPONSABLE DEL AREA JURIDICA
**PUESTO:** VACANTE
**NOMBRE:** VACAN VACANTE V. V.
**DOMICILIO:** KM 9.2 CARRETERA EL SALTO VIA EL VERDE
**COLONIA:** CORREDOR INDUSTRIAL EL SALTO
**C. POSTAL:** 45680
**CIUDAD Y ESTADO:** EL SALTO JAL
**TELEFONO:** (0133)36-68-19-00
**FAX:** (0133)36-68-19-16
**E-MAIL:** hilasal@hilasal.com

---

**PUESTO BMV:** SECRETARIO DEL CONSEJO DE ADMINISTRACION
**PUESTO:** DIRECTOR EJECUTIVO DE VENTAS
**NOMBRE:** ING JOSE EDUARDO SOL LORENZANA
**DOMICILIO:** KM 9.2 CARRETERA EL SALTO VIA EL VERDE
**COLONIA:** CORREDOR INDUSTRIAL EL SALTO
**C. POSTAL:** 45680
**CIUDAD Y ESTADO:** EL SALTO JAL
**TELEFONO:** (0133)36-68-19-00
**FAX:** (0133)36-68-19-16
**E-MAIL:** hilasal@hilasal.com

**CLAVE DE COTIZACION:** HILASAL **FECHA:** 26/10/200 16:21

---

| | |
|---|---|
| **PUESTO BMV:** | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | LIC JORGE GARCIA FERNANDEZ |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO JAL |
| **TELEFONO:** | (0133)36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **E-MAIL:** | jorge@hilasal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| **PUESTO:** | GERENTE DE FINANZAS |
| **NOMBRE:** | C.P. ALEJANDRO RODRIGUEZ RODRIGUEZ |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO JAL |
| **TELEFONO:** | (0133)36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **E-MAIL:** | arodriguez@hilasal.com |

---

| | |
|---|---|
| **PUESTO BMV:** | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| **PUESTO:** | DIRECTOR EJECUTIVO DE FINANZAS |
| **NOMBRE:** | LIC. JORGE GARCIA FERNANDEZ |
| **DOMICILIO:** | KM 9.2 CARRETERA EL SALTO VIA EL VERDE |
| **COLONIA:** | CORREDOR INDUSTRIAL EL SALTO |
| **C. POSTAL:** | 45680 |
| **CIUDAD Y ESTADO:** | EL SALTO JAL |
| **TELEFONO:** | (0133)36-68-19-00 |
| **FAX:** | (0133)36-68-19-16 |
| **E-MAIL:** | jorge@hilasal.com |